UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 25, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

West Kernan Controlled Subsidiary - Jacksonville, FL

On April 8, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRMF-JAX, LLC (the “West Kernan Controlled Subsidiary”) for an initial purchase price of approximately $32,759,000, which was the initial stated value of our equity interest in a new investment round in the West Kernan Controlled Subsidiary (the “West Kernan Investment”). The West Kernan Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 301 units located in Jacksonville, FL (the “West Kernan Property”). More detail on this acquisition can be found here.

On May 25, 2022, the West Kernan Controlled Subsidiary refinanced the West Kernan Property via a $40,550,000 Freddie Mac loan from KeyBank (the “West Kernan Senior Loan”). The West Kernan Senior Loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over the Secured Overnight Financing Rate (“SOFR”).

In connection with the closing of the West Kernan Senior Loan, the West Kernan Controlled Subsidiary received a cash distribution of approximately $3,718,000, net of closing costs.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 31, 2022